EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents		208,224	218,359
Restricted cash		19,823	19,815
Marketable securities		37	139
Accounts receivable		29,413	28,118
Biological assets	5	4,085	1,187
Inventory	6	133,466	127,919
Prepaid expenses and deposits		15,478	16,860
Investments	12	633	27,560
Assets held for sale	7	758	19,051
Net investment in subleases	10	2,776	2,832
		414,693	461,840
Non-current assets
Long-term deposits and receivables		4,213	3,679
Right of use assets	8	116,759	115,435
Property, plant and equipment	9	154,854	145,810
Net investment in subleases	10	13,281	15,354
Intangible assets	11	59,927	61,325
Investments	12	21,293	8,427
Equity-accounted investees	13	384,152	413,124
Goodwill		124,248	124,248
Total assets		1,293,420	1,349,242

Liabilities
Current liabilities
Accounts payable and accrued liabilities		49,162	56,275
Lease liabilities	14	33,357	34,256
Derivative warrants		1	26
		82,520	90,557
Non-current liabilities
Lease liabilities	14	117,180	118,017
Other liabilities		5,582	7,312
Total liabilities		205,282	215,886

Shareholders’ equity
Share capital	15(b)	2,295,254	2,346,728
Warrants	15(c)	667	667
Contributed surplus		62,996	57,156
Accumulated deficit		(1,299,404)	(1,323,965)
Accumulated other comprehensive income ("AOCI")		28,625	52,770
Total shareholders’ equity		1,088,138	1,133,356
Total liabilities and shareholders’ equity		1,293,420	1,349,242

Commitments and contingencies (note 24)

Subsequent events (note 25)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2025	2024	2025	2024
Net revenue	17	244,769	228,127	449,683	425,877
Cost of sales	6	177,168	169,963	325,441	317,313
Gross profit		67,601	58,164	124,242	108,564

Investment income	18	1,529	3,204	4,385	7,240
Share of profit (loss) of equity-accounted investees	13	304	5,252	(4,153)	14,400

General and administrative		45,376	48,036	91,735	92,731
Sales and marketing		3,384	3,439	7,151	6,037
Research and development		98	109	198	146
Depreciation and amortization	8,9,11	12,920	13,519	26,148	27,662
Share-based compensation	16	2,919	4,883	4,307	9,726
Restructuring costs		827	221	1,153	132
Asset (recovery) impairment, net	8,9	(1,064)	919	920	2,575
(Gain) loss on disposition of assets		(29)	328	(88)	406
Operating income (loss)		5,003	(4,834)	(7,050)	(9,211)

Other expenses, net	19	(2,118)	(1,417)	(4,772)	(4,689)
Earnings (loss) before income tax		2,885	(6,251)	(11,822)	(13,900)
Income tax recovery		—	1,284	—	4,281
Net earnings (loss)		2,885	(4,967)	(11,822)	(9,619)

Equity-accounted investees - share of other comprehensive (loss) income	13	(20,611)	4,300	(20,959)	14,334
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	12	2,044	—	(3,186)	—
Comprehensive (loss) income		(15,682)	(667)	(35,967)	4,715

Net earnings (loss) attributable to:
Owners of the Company		2,885	(5,772)	(11,822)	(8,326)
Non-controlling interest		—	805	—	(1,293)
		2,885	(4,967)	(11,822)	(9,619)
Comprehensive (loss) income attributable to:
Owners of the Company		(15,682)	(1,472)	(35,967)	6,008
Non-controlling interest		—	805	—	(1,293)
		(15,682)	(667)	(35,967)	4,715
Net earnings (loss) per common share attributable to owners of the Company
Basic and diluted	21	$0.01	$(0.02)	$(0.05)	$(0.03)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	AOCI - Equity-accounted investees	AOCI - Investments at FVOCI	Non- controlling interest	Total
Balance at December 31, 2024		2,346,728	667	57,156	—	(1,323,965)	50,906	1,864	—	1,133,356
Net loss		—	—	—	—	(11,822)	—	—	—	(11,822)
Other comprehensive loss		—	—	—	—	—	(20,959)	(3,186)	—	(24,145)
Share repurchases		(51,714)	—	—	—	36,383	—	—	—	(15,331)
Share-based compensation	16	—	—	6,080	—	—	—	—	—	6,080
Employee awards exercised		240	—	(240)	—	—	—	—	—	—
Balance at June 30, 2025		2,295,254	667	62,996	—	(1,299,404)	29,947	(1,322)	—	1,088,138

Balance at December 31, 2023		2,375,950	2,260	73,014	2,279	(1,260,851)	19,417	—	17,271	1,229,340
Net loss		—	—	—	—	(8,326)	—	—	(1,293)	(9,619)
Other comprehensive income		—	—	—	—	—	14,334	—	—	14,334
Share issuances		164	—	—	—	—	—	—	—	164
Share issuance costs		(57)	—	—	—	—	—	—	—	(57)
Share issuances by subsidiaries		—	—	52	—	—	—	—	76	128
Acquisition		3,693	—	—	—	—	—	—	—	3,693
Warrants expired		—	(1,593)	753	—	—	—	—	—	(840)
Share-based compensation	16	—	—	6,752	—	—	—	—	—	6,752
Employee awards exercised		1,003	—	(1,003)	—	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	—	23	23
Balance at June 30, 2024		2,380,753	667	79,568	2,279	(1,269,177)	33,751	—	16,077	1,243,918

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Net earnings (loss) for the period		2,885	(4,967)	(11,822)	(9,619)
Adjustments for:
Income tax recovery		—	(1,284)	—	(4,281)
Interest and fee income	18	(1,318)	(3,218)	(4,174)	(7,309)
Change in fair value of biological assets		(664)	(336)	(1,775)	(568)
Share-based compensation	16	2,919	4,883	4,307	9,726
Depreciation and amortization	8,9,11	13,949	14,139	28,136	28,709
(Gain) loss on disposition of assets		(29)	328	(88)	406
Inventory impairment and obsolescence	6	239	1,069	830	2,982
Finance costs, net	19	1,647	2,157	3,337	3,782
Change in estimate of fair value of derivative warrants		(13)	(1,800)	(25)	(500)
Unrealized foreign exchange loss		180	51	193	155
Transaction costs		—	—	—	164
Asset (recovery) impairment, net	8,9	(1,064)	919	920	2,575
Share of (profit) loss of equity-accounted investees	13	(304)	(5,252)	4,153	(14,400)
Unrealized (gain) loss on marketable securities	18	(211)	14	(211)	69
Additions to marketable securities		313	—	313	—
Income distributions from equity-accounted investees		68	—	68	—
Interest received		1,283	2,649	4,219	5,821
Change in non-cash working capital	20	(13,763)	(4,650)	(14,476)	(9,709)
Net cash provided by operating activities		6,117	4,702	13,905	8,003
Investing activities
Additions to property, plant and equipment	9	(2,080)	(1,190)	(3,668)	(3,600)
Additions to investments	12	(7,417)	(900)	(16,414)	(900)
Principal payments from investments	12	257	2,135	27,164	2,268
Capital refunds from equity-accounted investees	13	—	—	—	168
Capital distributions from equity-accounted investees	13	3,073	—	3,792	—
Proceeds from disposal of property, plant and equipment		53	188	166	126
Acquisitions, net of cash acquired	25	(1,000)	(1,654)	(1,000)	(1,654)
Change in non-cash working capital	20	(47)	75	(29)	570
Net cash (used in) provided by investing activities		(7,161)	(1,346)	10,011	(3,022)
Financing activities
Change in restricted cash		—	150	—	(81)
Payments on lease liabilities, net	10,14	(11,785)	(9,706)	(19,297)	(17,222)
Repurchase of common shares	15(b)	—	—	(15,031)	—
Proceeds from issuance of shares, net of costs		—	(57)	—	(57)
Issuance of common shares by subsidiaries		—	174	—	174
Change in non-cash working capital	20	186	63	277	98
Net cash used in financing activities		(11,599)	(9,376)	(34,051)	(17,088)
Change in cash and cash equivalents		(12,643)	(6,020)	(10,135)	(12,107)
Cash and cash equivalents, beginning of period		220,867	188,954	218,359	195,041
Cash and cash equivalents, end of period		208,224	182,934	208,224	182,934

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 101, 17220 Stony Plain Road, Edmonton, Alberta.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 13), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis industry is a growing industry and the Company has not observed significant seasonality as of yet.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL” and on the Canadian Securities Exchange under the symbol “SNDL”.

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on imports from the United States. It has been reported that the U.S. and Canadian administrations are currently negotiating a new trade agreement to cover goods not subject to the Canada–United States–Mexico Agreement (CUSMA), though the scope and terms of such an agreement, if any, are unknown. Such announcements and further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to have repercussions on SNDL.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the first half of 2025.

2.
Basis of presentation

Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

annual consolidated financial statements for the year ended December 31, 2024. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2024.

These financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on July 30, 2025.

3.
Business acquisitions

On July 5, 2024, the Company announced that it had entered into a purchase agreement with Indiva Limited (“Indiva”) and its direct and indirect subsidiaries (collectively with Indiva, the “Indiva Group”), pursuant to which the Company offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (the “Indiva Transaction”) for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to the Company, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group’s proceedings under the Companies’ Creditors Arrangement Act (Canada).

On November 4, 2024, the Company announced that it had successfully closed the Indiva Transaction for consideration of approximately $21.1 million, comprised of the extinguishment of $20.7 million in total debt owing by Indiva to the Company and a cash payment of approximately $0.4 million.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment. The fair value of consideration paid was as follows:

Provisional
Extinguishment of term loan	18,923
Extinguishment of debtor-in-possession loan	1,750
Cash	385
21,058

The preliminary fair value of the assets and liabilities acquired was as follows:

Provisional
Cash	3
Accounts receivable	4,057
Inventory	4,860
Prepaid expenses and deposits	205
Right of use assets	562
Property, plant and equipment	21,213
Accounts payable and accrued liabilities	(4,100)
Lease liabilities	(286)
Total identifiable net assets acquired	26,514
Bargain purchase gain	(5,456)
21,058

The excess of the aggregate fair value of the identifiable net assets acquired over the fair value of the consideration was $5.46 million, which was recorded as a bargain purchase gain included in other expenses, net, in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2024. The bargain purchase gain was

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

primarily due to the fair value adjustments on the identifiable property, plant and equipment and net working capital acquired.

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, the accounting for the acquisition will be revised. All such adjustments will be recorded to the bargain purchase gain in the period that the adjustment is identified. For the three and six months ended June 30, 2025, no changes were made to the preliminary fair value of the assets and liabilities acquired or the bargain purchase gain.

4.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at June 30, 2025
Total assets (1)	203,522	220,970	—	424,492	339,575	405,975	123,378	1,293,420
Six months ended June 30, 2025
Net revenue (2)	161,939	70,155	(33,812)	198,282	251,401	—	—	449,683
Gross profit	41,509	18,444	—	59,953	64,289	—	—	124,242
Operating income (loss)	13,224	1,806	—	15,030	13,054	232	(35,366)	(7,050)
Earnings (loss) before income tax	12,108	1,686	—	13,794	10,982	232	(36,830)	(11,822)
Three months ended June 30, 2025
Net revenue (2)	84,399	35,836	(17,395)	102,840	141,929	—	—	244,769
Gross profit	21,882	9,233	—	31,115	36,486	—	—	67,601
Operating income (loss)	8,062	2,292	—	10,354	11,074	1,833	(18,258)	5,003
Earnings (loss) before income tax	7,499	2,319	—	9,818	10,047	1,833	(18,813)	2,885
(1)
As at June 30, 2025, cash and cash equivalents have been allocated to Corporate from Investments.
(2)
The Company has eliminated $33.8 million for the six months ended June 30, 2025 and $17.4 million for the three months ended June 30, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments(1)	Corporate	Total
As at December 31, 2024
Total assets	195,823	230,021	—	425,844	326,061	577,522	19,815	1,349,242
Six months ended June 30, 2024
Net revenue (2)	147,375	47,371	(25,483)	169,263	256,614	—	—	425,877
Gross profit	37,627	6,418	—	44,045	64,519	—	—	108,564
Operating income (loss)	2,860	(1,025)	—	1,835	10,661	21,535	(43,242)	(9,211)
Earnings (loss) before income tax	1,309	(2,068)	—	(759)	8,414	20,960	(42,515)	(13,900)
Three months ended June 30, 2024
Net revenue (2)	76,069	24,976	(13,478)	87,567	140,560	—	—	228,127
Gross profit	19,268	3,183	—	22,451	35,713	—	—	58,164
Operating income (loss)	3,902	(1,916)	—	1,986	8,481	8,456	(23,757)	(4,834)
Earnings (loss) before income tax	3,157	(2,766)	—	391	7,450	7,881	(21,973)	(6,251)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $25.5 million for the six months ended June 30, 2024 and $13.5 million for the three months ended June 30, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

Geographical disclosure

As at June 30, 2025, the Company had non-current assets related to credit investments in the United States of $384.2 million (December 31, 2024 – $413.1 million). For the six months ended June 30, 2025, share of profit of equity-accounted investees related to operations in the United States was a loss of $4.2 million (six months ended June 30, 2024 – profit of $14.4 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

5.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	June 30, 2025	December 31, 2024
Balance, beginning of year	1,187	429
Increase in biological assets due to capitalized costs	9,052	7,243
Net change in fair value of biological assets	1,775	(892)
Transferred to inventory upon harvest	(7,929)	(5,593)
Balance, end of period	4,085	1,187

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company estimates the harvest yields for cannabis at various stages of growth. As at June 30, 2025, it is estimated that the Company’s biological assets will yield approximately 14,317 kilograms (December 31, 2024 – 4,500 kilograms) of dry cannabis when harvested. During the six months ended June 30, 2025, the Company harvested 11,273 kilograms of dry cannabis (six months ended June 30, 2024 – 3,453 kilograms).

6.
Inventory

As at	June 30, 2025	December 31, 2024
Retail liquor	80,549	73,538
Retail cannabis	16,502	21,783
Harvested cannabis
Raw materials, packaging and components	14,009	13,030
Extracted cannabis & hemp oils	16,050	16,058
Work-in-progress	—	—
Finished goods	6,356	3,510
	133,466	127,919

During the three and six months ended June 30, 2025, inventories of $177.6 million and $326.4 million were recognized in cost of sales as an expense (three and six months ended June 30, 2024 – $169.2 million and $315.1 million).

During the three and six months ended June 30, 2025, the Company recognized inventory write downs of $0.2 million and $0.8 million (three and six months ended June 30, 2024 – $1.1 million and $3.0 million).

7.
Assets held for sale

At June 30, 2025, assets held for sale were measured at their fair value less costs to sell and comprised of the following:

As at	June 30, 2025	December 31, 2024
Olds facility	—	18,800
Extraction equipment	758	251
	758	19,051

The Olds facility, located in Olds, Alberta, had a primary purpose to cultivate cannabis for the adult-use market. Upon closing the Olds facility, management committed to a plan to sell the Olds facility and classified the asset as available for sale. During the six months ended June 30, 2025, management concluded that the Olds facility no longer met certain criteria for assets held for sale due to secondary commercial real estate market conditions in Alberta and therefore reclassified it back to property, plant and equipment.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

8.
Right of use assets

Cost
Balance at December 31, 2024	217,251
Additions	2,956
Renewals, remeasurements and dispositions	13,158
Balance at June 30, 2025	233,365

Accumulated depreciation and impairment
Balance at December 31, 2024	101,816
Depreciation	15,844
Impairment reversal	(1,054)
Balance at June 30, 2025	116,606

Net book value
Balance at December 31, 2024	115,435
Balance at June 30, 2025	116,759

For the six months ended June 30, 2025, the Company recorded the following net impairment reversals on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(468)	(468)
June 30, 2025	—	(586)	(586)
	—	(1,054)	(1,054)

Refer to note 9 for the significant assumptions applied in the impairment test.

For the six months ended June 30, 2024, the Company recorded the following net impairment (reversals) losses on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(159)	1,756	1,597
June 30, 2024	(132)	(283)	(415)
	(291)	1,473	1,182

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2024	9,454	51,251	78,250	108,903	2,571	250,429
Additions	—	—	877	2,076	1,381	4,334
Transfers from CIP	—	—	2,571	—	(2,571)	—
Transfer from (to) assets held for sale	—	18,800	—	(507)	—	18,293
Dispositions	—	—	—	(2,090)	—	(2,090)
Balance at June 30, 2025	9,454	70,051	81,698	108,382	1,381	270,966

Accumulated depreciation and impairment
Balance at December 31, 2024	—	4,960	38,126	61,533	—	104,619
Depreciation	—	846	4,579	5,469	—	10,894
Impairment (recovery)	689	1,864	(456)	(123)	—	1,974
Dispositions	—	—	—	(1,375)	—	(1,375)
Balance at June 30, 2025	689	7,670	42,249	65,504	—	116,112

Net book value
Balance at December 31, 2024	9,454	46,291	40,124	47,370	2,571	145,810
Balance at June 30, 2025	8,765	62,381	39,449	42,878	1,381	154,854

During the six months ended June 30, 2025, depreciation expense of $2.0 million was capitalized to biological assets and inventory (six months ended June 30, 2024 – $1.0 million).

During the six months ended June 30, 2025, the Company determined that indicators of impairment existed relating to certain land, production facilities and machinery and equipment, due to the consolidation of the Company’s edible facilities as part of its integration strategy. The estimated recoverable amount of the assets was determined to be nil and an impairment of $2.7 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the six months ended June 30, 2025, the Company determined that indicators of impairment existed relating to one cannabis retail store due to underperforming store level operating results, as well as indicators of impairment reversal relating to five previously impaired cannabis retail stores showing improved store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 12.4% – 15.5% was estimated and is based on market assessments of the time value of money and CGU specific risks to determine the weighted average cost of capital for the given CGU.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

For the six months ended June 30, 2025, the Company recorded the following net impairment reversals on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(263)	(263)
June 30, 2025	—	(487)	(487)
	—	(750)	(750)

The Company also recorded impairment losses and impairment reversals on right of use assets (note 8).

For the six months ended June 30, 2024, the Company recorded the following net impairment (reversals) losses on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(766)	772	6
June 30, 2024	224	(215)	9
	(542)	557	15
10.
Net investment in subleases

	June 30, 2025	December 31, 2024
Balance, beginning of year	18,186	21,366
Additions	—	716
Finance income	322	763
Rents recovered (payments made directly to landlords)	(1,690)	(3,558)
Dispositions and remeasurements	(761)	(1,101)
Balance, end of period	16,057	18,186

Current portion	2,776	2,832
Long-term	13,281	15,354

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail licenses	Total
Cost
Balance at December 31, 2024	81,900	10,000	5,589	6,482	103,971
Balance at June 30, 2025	81,900	10,000	5,589	6,482	103,971

Accumulated amortization and impairment
Balance at December 31, 2024	35,619	4,314	2,468	245	42,646
Amortization	87	620	449	242	1,398
Balance at June 30, 2025	35,706	4,934	2,917	487	44,044

Net book value
Balance at December 31, 2024	46,281	5,686	3,121	6,237	61,325
Balance at June 30, 2025	46,194	5,066	2,672	5,995	59,927

12.
Investments

As at	June 30, 2025	December 31, 2024
Investments at amortized cost	1,145	27,934
Investments at FVOCI	20,781	8,053
	21,926	35,987

Current portion	633	27,560
Long-term	21,293	8,427

Investments at amortized cost

Delta 9

On July 5, 2024, the Company announced that it had completed the acquisition of the principal indebtedness of Delta-9 Cannabis Inc. for a purchase price of $28.1 million. The investment consisted of a 5 year commercial mortgage bearing interest at an annual interest rate of 4.55% with an amortization period of 12 years and a revolving overdraft bearing interest at an annual interest rate of prime rate plus 2.45%.

In March 2025, the Company received payment for the entire balance including fees.

Investments at fAIR vALUE tHROUGH OTHER COMPREHENSIVE INCOME

During the six months ended June 30, 2025, the Company acquired an additional $15.9 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. The shares were marked to market to $20.8 million as a Level 1 investment and the corresponding $3.2 million loss was recognized in other comprehensive income.

13.
Equity-accounted investees

As at	June 30, 2025	December 31, 2024
Interest in joint venture	384,152	413,124

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2024	413,124
Share of net loss	(4,153)
Share of other comprehensive loss	(20,959)
Distributions	(3,860)
Balance at June 30, 2025	384,152

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	June 30, 2025	June 30, 2024
Current assets (including cash and cash equivalents - 2025: $1.4 million, 2024: $0.4 million)	5,640	1,045
Non-current assets	375,361	565,911
Current liabilities	(498)	(332)
Net assets (liabilities) (100%)	380,503	566,624

Six months ended June 30	2025	2024
(Loss) revenue	(2,748)	18,418
(Loss) profit from operations	(3,821)	14,765
Other comprehensive (loss) income	(20,959)	18,615
Total comprehensive (loss) income	(24,781)	33,364

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

14.
Lease Liabilities

	June 30, 2025	December 31, 2024
Balance, beginning of year	152,273	167,029
Acquisitions	—	3,114
Additions	2,981	2,212
Lease payments	(20,987)	(40,510)
Renewals, remeasurements and dispositions	12,384	12,038
Tenant inducement allowances received	258	693
Accretion expense	3,628	7,697
Balance, end of period	150,537	152,273

Current portion	33,357	34,256
Long-term	117,180	118,017

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at June 30, 2025:

June 30, 2025
Less than one year	41,498
One to three years	72,788
Three to five years	59,882
Thereafter	10,192
Minimum lease payments	184,360

15.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		June 30, 2025		December 31, 2024
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		263,021,847	2,346,728	262,775,853	2,375,950
Share issuances		—	—	96,399	164
Share issuance costs		—	—	—	(59)
Share repurchases		(5,761,735)	(51,714)	(5,002,372)	(45,165)
Acquisitions		—	—	1,259,536	4,137
Employee awards exercised		90,275	240	3,892,431	11,701
Balance, end of period		257,350,387	2,295,254	263,021,847	2,346,728

During the six months ended June 30, 2025, the Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

16.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). During 2019, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Equity-settled expense
Stock options (B)	—	1	—	1
Restricted share units (1) (C)	3,621	4,310	6,080	6,751
Cash-settled (recovery) expense
Deferred share units (1)(2) (D)	(702)	572	(1,773)	2,974
	2,919	4,883	4,307	9,726
(1)
For the six months ended June 30, 2024, the Company recognized share-based compensation expense under Nova Cannabis Inc.’s (“Nova”) RSU plan of $6 and share-based compensation expense under Nova’s DSU plan of $903.
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

The following table summarizes changes in the simple and performance warrants during the six months ended June 30, 2025:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2024	38,880	$57.22	24,800	$59.07
Expired	(17,440)	16.91	—	0.00
Balance at June 30, 2025	21,440	$90.00	24,800	$59.07

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at June 30, 2025:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$62.50 - $93.75	16,000	62.50	1.53	16,000	62.50	1.53
$125.00 - $312.50	5,440	170.89	2.03	5,440	170.89	2.03
	21,440	$90.00	1.66	21,440	$90.00	1.66
Performance warrants
$6.25 - $9.38	6,400	6.25	n/a	6,400	6.25	0.67
$29.69 - $45.31	6,400	31.25	n/a	6,400	31.25	0.67
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	0.67
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	24,800	$59.07	n/a	14,134	$25.83	0.67
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the six months ended June 30, 2025:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2024	571,758	$12.44
Forfeited	(1,667)	11.79
Expired	(300)	31.50
Balance at June 30, 2025	569,791	$12.43

The following table summarizes outstanding stock options as at June 30, 2025:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	4.91	10,000	4.91
$11.90	8,160	4.99	8,160	4.99
$31.50	2,700	3.59	2,700	3.59
$11.79 - $38.88	548,931	1.36	548,931	1.36
	569,791	1.49	569,791	1.49
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in RSUs during the six months ended June 30, 2025:

RSUs outstanding
Balance at December 31, 2024	9,370,685
Granted	4,082,665
Forfeited	(192,467)
Exercised	(90,275)
Balance at June 30, 2025	13,170,608

At June 30, 2025, no RSUs were vested or exercisable. During the six months ended June 30, 2025, 0.8 million RSUs were granted that included a non-market vesting condition based on the Company’s successful completion of reorganization targets.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at June 30, 2025, the Company recognized a liability of $5.3 million relating to the fair value of cash-settled DSUs (December 31, 2024 – $7.1 million). The liability is included as a non-current liability within other liabilities.

The following table summarizes changes in DSUs during the six months ended June 30, 2025:

DSUs outstanding
Balance at December 31, 2024	3,043,070
Granted	318,766
Balance at June 30, 2025	3,361,836

At June 30, 2025, 2.46 million DSUs were vested but none were exercisable (December 31, 2024 – 2.14 million).

The DSU plan was amended for grants made in 2025 and onward, allowing directors who have met the Company’s share ownership guidelines to select a redemption date based on specific criteria. All DSUs granted prior to December 31, 2024 can only be exercised once a director ceases to be on the Board.

17.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, proprietary licensing, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Liquor retail revenue
Retail	141,479	140,223	250,501	256,027
Proprietary licensing	450	337	900	587
Liquor retail revenue	141,929	140,560	251,401	256,614
Cannabis retail revenue
Retail	78,891	70,740	151,147	137,092
Proprietary licensing	4,280	3,847	8,357	7,349
Franchise	1,228	1,482	2,435	2,934
Cannabis retail revenue	84,399	76,069	161,939	147,375
Cannabis operations revenue, net of intersegment elimination
Provincial boards	20,018	17,689	38,456	30,437
Wholesale	11,133	7,609	22,616	15,135
Analytical testing and other	106	334	310	658
Cannabis operations revenue, net of intersegment elimination	31,257	25,632	61,382	46,230
Gross revenue	257,585	242,261	474,722	450,219
Excise taxes	12,816	14,134	25,039	24,342
Net revenue	244,769	228,127	449,683	425,877

18.
Investment income (LOSS)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Interest income from investments at amortized cost	18	733	1,391	1,614
Interest and fee income from investments at fair value through profit and loss ("FVTPL")	—	449	—	1,499
Interest income from cash	1,300	2,036	2,783	4,196
Gain (loss) on marketable securities	211	(14)	211	(69)
	1,529	3,204	4,385	7,240

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

19.
Other expenses, NET

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Finance (costs) income
Accretion on lease liabilities	(1,798)	(1,933)	(3,628)	(3,887)
Change in fair value of investments at FVTPL	—	(575)	—	(575)
Financial guarantee liability recovery	14	(8)	28	19
Other finance (costs) recoveries	(18)	169	(59)	275
Interest income	155	190	322	386
Total finance costs	(1,647)	(2,157)	(3,337)	(3,782)
Change in fair value of derivative warrants	13	1,800	25	500
Transaction costs	(318)	(857)	(1,096)	(995)
Foreign exchange loss	(166)	(203)	(364)	(412)
	(2,118)	(1,417)	(4,772)	(4,689)

20.
SUPPLEMENTAL CASH FLOW DISCLOSURES

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Cash provided by (used in):
Accounts receivable	374	(931)	(1,217)	3,895
Biological assets	(372)	240	(1,123)	129
Inventory	(806)	959	(6,377)	(6,680)
Prepaid expenses and deposits	(4,131)	(4,434)	1,848	45
Investments	(27)	77	—	219
Right of use assets	(2,955)	(250)	(2,949)	(1,170)
Property, plant and equipment	(20)	(2)	(29)	373
Accounts payable and accrued liabilities	(8,859)	(378)	(7,615)	(7,088)
Lease liabilities	3,172	207	3,234	1,236
	(13,624)	(4,512)	(14,228)	(9,041)

Changes in non-cash working capital relating to:
Operating	(13,763)	(4,650)	(14,476)	(9,709)
Investing	(47)	75	(29)	570
Financing	186	63	277	98
	(13,624)	(4,512)	(14,228)	(9,041)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

21.
Earnings (Loss) per share

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Weighted average shares outstanding (000s)
Basic (1)	257,310	263,832	258,213	263,400
Dilutive effect of RSUs	5,990	—	—	—
Diluted (1)	263,300	263,832	258,213	263,400
Net earnings (loss) attributable to owners of the Company	2,885	(5,772)	(11,822)	(8,326)
Per share - basic and diluted	$0.01	$(0.02)	$(0.05)	$(0.03)
(1)
For the six months ended June 30, 2025, there were 118.4 thousand equity classified warrants, 50.0 thousand derivative warrants, 21.4 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 13.2 million RSUs that were excluded from the calculation as the impact was anti-dilutive (six months ended June 30, 2024 – 0.1 million equity classified warrants, 9.9 million derivative warrants, 0.1 million simple warrants, 0.1 million performance warrants, 0.7 million stock options and 13.5 million RSUs).
22.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, investments at FVOCI, accounts payable and accrued liabilities and derivative warrants.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVOCI and derivative warrants are as follows:

		Fair value measurements using
June 30, 2025	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	37	37	—	—
Investments at FVOCI	20,781	20,781	—	—
Financial liabilities
Derivative warrants (1)	1	—	—	1

		Fair value measurements using
December 31, 2024	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	8,053	8,053	—	—
Financial liabilities
Derivative warrants (1)	26	—	—	26

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

23.
RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 13 relating to the Company’s joint venture.

A former member of key management personnel (retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to June 30, 2024, the Company paid $83.4 thousand in total rent with respect to this lease.

24.
Commitments and contingencies

The following table summarizes contractual commitments at June 30, 2025:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	49,162	—	—	—	49,162
Financial guarantee liability	—	191	—	—	191
Loyalty liability	—	71	—	—	71
Balance, end of year	49,162	262	—	—	49,424
A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.

25.
Subsequent Events

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”). The Company has also paid a deposit of $1.0 million to be held in escrow until the 1CM Transaction closes.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Under the terms of the 1CM Agreement, the Company will acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction (the “Closing”). The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders.

On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

Closing remains subject to the satisfaction of certain customary closing conditions, including certain outstanding regulatory approvals. Subject to the satisfaction or waiver of all of the conditions to the Closing, the 1CM Transaction is expected to be completed in the third quarter of 2025.